

February 10, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Global X Funds
            Issuer CIK: 0001432353
            Issuer File Number: 333-151713 / 811-22209
            Form Type: 8-A12B
            Filing Date: February 10, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Global X Commodity Strategy ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications